UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HANSON, JOHN N.
   3600 S. Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 8, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |12/26/|G   |V|60                |D  |--         |125,520            |D     |--                         |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |12/20/|A   |V|8,918             |A  |28.97      |                   |      |(1)                        |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |1/7/97|A   |V|39                |A  |35.906     |                   |      |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |4/8/97|A   |V|41                |A  |34.50      |14,042             |I     |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |12/26/|A   |V|828               |A  |38.625     |                   |      |(2)                        |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |4/8/97|A   |V|3                 |A  |47.875     |                   |      |(2)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |4/8/97|A   |V|3                 |A  |46.00      |1,446              |I     |(2)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D|4/9/9|10/9/|Common Stock|26,000 |--     |26,000      |D  |--          |
ights to Buy)(3)      |        |     |    |-|           |   |6-99 |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Empl. Stock Options (R|37.88   |--   |--  |-|-- --      |A,D|4/13/|10/13|Common Stock|31,000 |--     |31,000      |D  |--          |
ights to Buy)(3)      |        |     |    |-|           |   |97-00|/06  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Empl. Stock Options (R|15.92   |--   |--  |-|-- --      |A,D|11/29|2/19/|Common Stock|6,191  |--     |6,191       |D  |--          |
ights to Buy)(4)      |        |     |    |-|           |   |/94  |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held in "rabbi" trust pursuant to the Harnischfeger Industries, Inc. ("HII") Executive Incentive Plan ("EIP").
Acquisition of shares under the Plan's annual allocation and dividend reinvestment features. (2) Held in "rabbi"
trust pursuant to the HII Supplemental Retirement and Stock Funding Plan ("SRP"). Acquisition of shares under the
Plan's annual allocation and dividend reinvestment features. (3) Options granted under the HII 1988 Incentive Stock
Plan and the 1996 Stock Incentive Plan. Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years
after the date of grant.    (4)
Options granted under the Joy Technologies Inc. ("Joy") 1991 Stock Option and Equity Incentive Plan. These options were converted to HII Common Stock under the Agreement and Plan of Merger entered into between HII and Joy dated November 29,
1994.
SIGNATURE OF REPORTING PERSON
                   /s/  John N. Hanson
DATE
4/25/97